UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2008
Commission File Number 1-08346
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272 Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

SIGNATURES
Consolidated Financial Statements for the six-month-period and the three-month-period ended September 30, 2008 (in English)
1) Consolidated balance sheets (Unaudited)
2) Consolidated statement of income (Unaudited)
3) Consolidated statement of cash flows (Unaudited)
4) Notes to Consolidated Financial Statements (Unaudited)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)

Date: November 26, 2008
	By:	/s/ Seiji Enami
	Name:	Seiji Enami
	Title:	Director, Executive Vice President and CFO

Consolidated Financial Statements for the six-month-period and the three-month-period ended September 30, 2008
(in English)
     On November 14, 2008, this report in the Japanese version was filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan.

1) Consolidated balance sheets (Unaudited)

	Yen (Millions)
	September 30,
ASSETS	2008	March 31, 2008

Current assets:
Cash and cash equivalents	¥173,617	¥166,105
Net trade receivables	160,913	157,118
Inventories (Note 2)	94,245	88,816
Other current assets	52,188	50,781

Total current assets	480,963	462,820

Investments in securities	144,507	68,714

Net Property, plant and equipment	299,348	267,149

Goodwill and other intangible assets	94,525	93,342

Other assets	43,952	43,508

	¥1,063,295	¥935,533

See accompanying notes to consolidated financial statements.

	Yen (Millions)
	September 30,
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY	2008	March 31, 2008

Current liabilities:
Short-term debt	¥117,446	¥8,898
Current installments of long-term debt	200	294
Trade payables	83,153	76,391
Accrued expenses	68,205	63,834
Income taxes payables	2,365	7,660
Other current liabilities	7,133	4,884

Total current liabilities	278,502	161,961

Long-term debt, excluding current installments	157	152

Retirement and severance benefits	34,254	33,990

Deferred income taxes	5,873	5,998

Other noncurrent liabilities	12,788	13,171

Total liabilities	331,574	215,272

Minority interests	3,532	3,684

Stockholders’ equity:
Common stock
Authorized 480,000,000 shares; issued 129,590,659 shares at September 30, 2008 and March 31, 2008	32,641	32,641
Additional paid-in capital	64,113	63,887
Legal reserve	20,060	19,510
Retained earnings	690,867	688,719
Accumulated other comprehensive income (loss)	(73,149)	(81,583)
Treasury stock at cost; 611,041 shares at September 30, 2008 and 634,923 shares at March 31, 2008	(6,343)	(6,597)

Total stockholders’ equity	728,189	716,577

	¥1,063,295	¥935,533

2) Consolidated statement of income (Unaudited)

Yen (Millions)
Six months ended
September 30, 2008

Net sales	¥396,537
Cost of sales	307,556

Gross profit	88,981
Selling, general and administrative expenses	74,600

Operating income	14,381
Other income (deductions):
Interest and dividend income	2,177
Interest expense	(278)
Foreign exchange gain (loss)	(1,758)
Other — net	304

445

Income before income taxes	14,826
Income taxes	3,238

Income before minority interests	11,588
Minority interests, net of tax	(280)

Net income	¥11,868

Amounts per share:
Yen

Net income per share (Note 6):
Basic	¥92.02
Diluted	91.97
Cash dividends paid during the period	¥70.00

See accompanying notes to consolidated financial statements.

Yen (Millions)

Three months ended
September 30, 2008

Net sales	¥205,914
Cost of sales	159,141

Gross profit	46,773
Selling, general and administrative expenses	37,785

Operating income	8,988
Other income (deductions):
Interest and dividend income	1,059
Interest expense	(199)
Foreign exchange gain (loss)	(1,060)
Other — net	461

261

Income before income taxes	9,249
Income taxes	1,898

Income before minority interests	7,351
Minority interests, net of tax	(71)

Net income	¥7,422

Amounts per share:
Yen

Net income per share (Note 6):
Basic	¥57.55
Diluted	57.51
Cash dividends paid during the period	¥—

See accompanying notes to consolidated financial statements.

3) Consolidated statement of cash flows (Unaudited)

Yen (Millions)

Six months ended
September 30, 2008

Cash flows from operating activities:
Net income	¥11,868
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	38,824
Changes in assets and liabilities, net of effects of acquisition of businesses:
Decrease (increase) in trade receivables	(1,149)
Decrease (increase) in inventories	(4,459)
Increase (decrease) in trade payables	4,814
Increase (decrease) in accrued expenses	(1,005)
Increase (decrease) in changes in other assets and liabilities, net	(3,745)
Other — net	693

Net cash provided by operating activities	45,841

Cash flows from investing activities:
Capital expenditures	(67,716)
Proceeds from sale and maturity of short-term investments	1,212
Payment for purchase of short-term investments	(5,909)
Proceeds from sale and maturity of investments in securities	4,155
Payment for purchase of investments in securities	(823)
Acquisition of affiliates	(74,953)
Other — net	1,175

Net cash used in investing activities	(142,859)

Cash flows from financing activities:
Repayment of long-term debt	(207)
Increase (decrease) in short-term debt, net	108,503
Cash paid to acquire treasury stock	(10)
Dividends paid	(9,027)
Other — net	117

Net cash provided by financing activities	99,376

Effect of exchange rate changes on cash and cash equivalents	5,154

Net increase in cash and cash equivalents	7,512
Cash and cash equivalents at beginning of period	166,105

Cash and cash equivalents at end of period	¥173,617

See accompanying notes to consolidated financial statements.

4) Notes to Consolidated Financial Statements (Unaudited)
1.	Summary of Significant Accounting Policies
(a)	Consolidation Policy
     The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (the “U.S. GAAP”). The consolidated financial statements include the accounts of TDK, its subsidiaries and those variable interest entities where TDK is the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”. All significant intercompany accounts and transactions have been eliminated in consolidation.
     The investments in affiliates in which TDK’s ownership is 20 percent to 50 percent and where TDK exercises significant influence over their operating and financial policies are accounted for by the equity method. All significant intercompany profits from these affiliates have been eliminated.
     The segment information is presented in accordance with the accounting principles generally accepted in Japan. The segment information required to be disclosed in financial statements under the U.S. GAAP is not presented in the accompanying consolidated financial statements.
(b) Adoption of new accounting standards
“Fair Value Measurements”
     TDK adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements” on April 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Although the definition of fair value retains the exchange price notion in earlier definitions of fair value, SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market and emphasizes that fair value is a market-based measurement, rather than an entity-specific measurement. SFAS 157 also expands disclosures about the use of fair value to measure assets and liabilities subsequent to initial recognition through fair value hierarchy as a framework for measurement. The adoption of SFAS 157 did not have a material effect on TDK’s consolidated financial position and results of operations. The disclosure required by SFAS 157 was omitted.
“Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS 158 requires TDK to measure the fair value of plan assets and benefit obligations as of the date of its fiscal year-end. TDK adopted SFAS 158 on April 1, 2008. TDK will change a measurement date in TDK’s fiscal year 2009 annual closing.
(c) New Accounting Standards Not Yet Adopted
     In December 2007, the United States Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 amends the SEC’s views discussed in Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the use of the simplified method in developing estimates of the expected lives of share options in accordance with SFAS 123(R). TDK will continue to use the simplified method until TDK has the historical data necessary to provide reasonable estimates of expected lives in accordance with SAB 107, as amended by SAB 110.

     In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) (“SFAS 141(R)”), “Business Combinations”. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008. TDK is currently evaluating the effect that the adoption of SFAS 141(R) will have on TDK’s consolidated financial position and results of operations.
     In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. TDK is currently evaluating the effect that the adoption of SFAS 160 will have on TDK’s consolidated financial position and results of operations.
(d)	Reclassifications
     Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation used for the six-month-period and the three-month-period ended September 30, 2008.
2.	Inventories
     Inventories at September 30, 2008 and March 31, 2008, are summarized as follows:

	Yen (Millions)
	September 30, 2008	March 31, 2008

Finished goods	¥38,209	¥34,856
Work in process	24,736	23,070
Raw materials	31,300	30,890

	¥94,245	¥88,816

3.	Cost for Retirement and Severance Benefits
     Net periodic benefit cost for TDK’s employee retirement and severance defined benefit plans for the six-month-period and the three-month-period ended September 30, 2008 consisted of the following components:

	Yen (Millions)
	Six months ended	Three months ended
	September 30, 2008	September 30, 2008

Service cost-benefits earned during the period	¥3,252	¥1,628
Interest cost on projected benefit obligation	2,245	1,125
Expected return on plan assets	(2,594)	(1,299)
Recognized actuarial loss	634	312
Amortization of unrecognized prior service benefit	(1,011)	(507)

	¥2,526	¥1,259

4.	Comprehensive Income (Loss)
     Comprehensive income (loss) for the six-month-period and the three-month-period ended September 30, 2008, are as follows:

	Yen (Millions)
	Six months ended	Three months ended
	September 30, 2008	September 30, 2008
Net income	¥11,868	¥7,422

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	9,028	(11,778)
Net unrealized gains (losses) on securities	(282)	(1,824)
Pension liability adjustments	(312)	(75)

Comprehensive income (loss)	¥20,302	¥(6,255)

5.	Contingent Liabilities
     TDK and certain of its subsidiaries provide guarantees to third parties on bank loans of its employees. The guarantees on behalf of the employees are made for their housing loans. For each guarantee issued, in the event the employee defaults on payment, TDK would be required to make payments under its guarantee.
     The maximum amounts of undiscounted payments TDK would have to make in the event of default at September 30, 2008 and March 31, 2008, are as follows:

	Yen (Millions)
	September 30, 2008	March 31, 2008
Contingent liabilities for guarantees of loans of TDK’s employees	¥4,629	¥4,764

     As of September 30, 2008, the liability recognized for the estimated fair value of TDK’s obligation under the guarantee arrangement is not material.
     Several claims against TDK and certain subsidiaries are pending. Provision has been made for the estimated liabilities for the items. In the opinion of management, based upon discussion with counsel, any additional liability not currently provided for will not materially affect the consolidated financial position and results of operations of TDK.

6.	Net Income per Share
     A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Yen (Millions)
	Six months ended	Three months ended
	September 30, 2008	September 30, 2008
Net income available to common stockholders	¥11,868	¥7,422

	Number of shares
	(Thousands)
	Six months ended	Three months ended
	September 30, 2008	September 30, 2008
Weighted average common shares outstanding — Basic	128,968	128,976
Effect of dilutive stock options	70	80

Weighted average common shares outstanding — Diluted	129,038	129,056

	Yen
	Six months ended	Three months ended
	September 30, 2008	September 30, 2008
Net income per share:
Basic	¥92.02	¥57.55
Diluted	91.97	57.51

7.	Subsequent event
     On July 31, 2008, TDK’s Board of Directors decided to conclude a Business Combination Agreement (BCA) with EPCOS AG, a Germany-headquartered electronic components manufacturer. The BCA was signed the same day.
     TDK and EPCOS AG are both engaged in the electronic components business. Because there is almost no overlap, however, in terms of product fields or markets, the two companies will have a complementary relationship. The aim of the proposed business combination is to capture powerful synergies from this relationship by forming a partnership with EPCOS AG.
     TDK subsequently launched a public tender offer for all the outstanding shares of EPCOS AG, offering EPCOS AG’ shareholders EUR 17.85 in cash per share.
     TDK had been buying EPCOS AG shares in the market before launching this public tender offer, and as of September 30, 2008 had acquired 29,792,000 shares, giving it a 44.85 percent shareholding. Consequently, TDK made EPCOS AG an investment in affiliates in the second quarter of fiscal 2009. During the initial public tender offer (conducted between August 25 and October 7, 2008), TDK purchased 23,890,050 shares (35.96 percent equity interest) at a cost of EUR 426 million. As of October 17, 2008, the settlement date for the public tender offer, TDK held an 84.31 percent equity interest in EPCOS AG, including shares purchased outside the tender offer period. As a result, EPCOS AG became a consolidated subsidiary of TDK. An additional public tender offer conducted (between October 14 and October 27, 2008) in accordance with German regulations, saw TDK purchase an additional 6,354,851 shares (9.57 percent shareholding) for EUR 113 million. These share purchases brought TDK’s total shareholding as of November 10, 2008 to 62,675,734 shares (94.35 percent) at a total cost of EUR 1,086 million. The share purchases were funded with internal cash reserves and external borrowing.
     With the success of these public tender offers, TDK plans to begin the process of carving out its passive components business. Subject to approval at the Ordinary General Meeting of Shareholders in June 2009, TDK plans to combine the operations of TDK E.P. Components KK (provisional), which will be established to run the carved-out passive components business, with those of EPCOS AG in October 2009.

8.	Segment Information
(a)	Industry segment information
Three months and Six months ended September 30, 2008
     Recording media sales have dropped sharply due to the August 2007 transfer of the TDK brand recording media sales business and as a result these sales now account for less than 10 percent of total net sales. Because the electronic materials and components segment accounted for more than 90 percent of total net sales and operation income, segment information has been omitted.
(b)	Geographic segment information
Three months ended September 30, 2008

	Yen (Millions)
						Eliminations
						and
	Japan	Americas	Europe	Asia and others	Sub total	corporate	Total

Net sales
External sales	¥36,559	¥11,508	¥10,064	¥147,783	¥205,914	—	¥205,914
Intersegment	47,807	12,162	599	11,627	72,195	(72,195)	—

Total	84,366	23,670	10,663	159,410	278,109	(72,195)	205,914

Operating expenses	88,119	19,018	11,433	149,425	267,995	(71,069)	196,926

Operating income (loss)	¥(3,753)	¥4,652	¥(770)	¥9,985	¥10,114	¥(1,126)	¥8,988

Six months ended September 30, 2008

	Yen (Millions)
						Eliminations
						and
	Japan	Americas	Europe	Asia and others	Sub total	corporate	Total

Net sales
External sales	¥74,692	¥23,265	¥20,443	¥278,137	¥396,537	—	¥396,537
Intersegment	93,736	22,267	976	23,267	140,246	(140,246)	—

Total	168,428	45,532	21,419	301,404	536,783	(140,246)	396,537

Operating expenses	173,953	39,753	22,177	284,479	520,362	(138,206)	382,156

Operating income (loss)	¥(5,525)	¥5,779	¥(758)	¥16,925	¥16,421	¥(2,040)	¥14,381

(Notes)	1.	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.
	2.	Principal nations in each geographic segment excluding Japan:
		Americas: United States of America
		Europe: Germany
		Asia and others: Hong Kong, China, Philippines, Taiwan and Thailand

(c) Overseas sales
Three months ended September 30, 2008

	Yen (Millions)
	Americas	Europe	Asia and others	Total

Sales by region	¥21,999	¥11,847	¥140,925	¥174,771
Net sales				205,914
Ratio of overseas sales to net sales (%)	10.7	5.8	68.4	84.9

Six months ended September 30, 2008

	Yen (Millions)
	Americas	Europe	Asia and others	Total

Sales by region	¥44,589	¥23,998	¥264,342	¥332,929
Net sales				396,537
Ratio of overseas sales to net sales (%)	11.2	6.1	66.7	84.0

(Notes)	1.	Overseas sales are based on the location of the customers.
	2.	Principal nations in each region excluding Japan:
		Americas: United States of America
		Europe: Germany, Sweden, Hungary and United Kingdom
		Asia and others: Hong Kong, China, Taiwan, Singapore and Philippines
	3.	Overseas sales are net sales of TDK and its consolidated subsidiaries in the countries and regions other than Japan.